JAMES F.KOHLER

October 27, 2010

Board of Directors, Bekem Metals, Inc.
c/o Adam R. Cook, Secretary
324 S 400 W # 250
Salt Lake City, UT 84101-1428

Dear Board of Directors, Bekem Metals, Inc.:

This letter is to inform you that I must resign as a member of Bekem Metals, Inc. Board of Directors, effective immediately.

It has been my pleasure to serve on the board for since 2006. However, I have made a career change and moved from the Salt Lake City area, and I feel no longer have the time to serve as a member of the board.

I wish the Bekem Metals, Inc. only the best for the future, and regret any inconvenience my resignation may cause.

Sincerely,

James F.Kohler